Monica L. Parry

+1.202.373.6179

monica.parry@morganlewis.com

December 14, 2018

VIA EDGAR

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Renn Fund, Inc. N-2 Filing (File No. 811-22299)

Dear Ms. Larkin:

This letter responds to Staff comments regarding Renn Fund, Inc.’s (the “Fund”) registration statement on Form N-2, which you conveyed to my colleague, Matthew Wolock, via telephone on December 14, 2018. The N-2 was filed with the U.S. Securities and Exchange Commission on December 13, 2018. Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in the registration statement.

Prospectus Comments

1.	Comment: Please confirm the Fund will include the investment advisory agreement between the Investment Advisor and the Fund’s subsidiary in a POS EX filing.

Response: The Fund confirms that it will undertake to file the appropriate investment advisory agreement.

2.	Comment: Please confirm that the Fund’s subsidiary’s expenses and management fee are included in the appropriate line items of the Stockholder Transaction Expenses table.

Response: The Fund confirms that the subsidiary’s expenses and management fee are included in the Stockholder Transaction Expenses table.

3.	Comment: Please confirm that the Fund’s subsidiary and its board of directors agree to designate an agent for service of process in the United States.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Ms. Lisa Larkin

December 14, 2018

Response: The Fund confirms that its subsidiary and its board of directors agree to designate an agent for service of process in the United States.

4.	Comment: Please confirm that the Fund’s subsidiary and its board of directors agree to inspection by the Staff of its books and records, and such books and records will be maintained in accordance with Section 31 of the Investment Company Act of 1940 and the rules thereunder.

Response: The Fund confirms that its subsidiary and its board of directors agree to inspection of its books and records by the Staff and that it will maintain such books and records in accordance with Section 31 of the Investment Company Act of 1940 and the rules thereunder.

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Please do not hesitate to contact the undersigned at 202.373.6179 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Monica L. Parry Monica L. Parry